Exhibit 99.4 - Filing Fee Exhibit

CALCULATION OF FILING FEE TABLES

SC TO-I

(Form Type)

Federated Hermes Project and Trade Finance Tender Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$82,359,114.84	(a)	$92.70	$7,634.69	(b)
Fees Previously Paid	–			–
Total Transaction Valuation	$82,359,114.84	(a)
Total Fees Due for Filing				$7,634.69

Total Fees Previously Paid				–
Total Fee Offsets				–
Net Fee Due				$7,634.69

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation. Table 2 – Fee Offset Claims and Sources Not applicable.